File No. 812-15178

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of

ActiveShares ETF Trust

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue

New York, New York 10018

Legg Mason Investor Services, LLC

100 International Drive

Baltimore, Maryland 21202

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act

Please send all communications to:

Marc De Oliveira

ActiveShares ETF Trust

100 First Stamford Place

6th Floor

Stamford, Connecticut 06902

MADeoliveira@leggmason.com

With a copy to:

Laura E. Flores

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 7 sequentially numbered pages (including exhibits)

I.	SUMMARY OF APPLICATION

In this application, ActiveShares ETF Trust (“Trust”), Legg Mason Partners Fund Advisor, LLC (“Initial Adviser”), and Legg Mason Investor Services, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operation of ActiveShares® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveShares® ETF listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) operates as an ActiveShares® ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

II.	APPLICANTS

A.	The Trust

The Trust is a statutory trust established under the laws of the State of Maryland and will consist of one or more series operating as ActiveShares® ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.

[1]

Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

B.	The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a limited liability company organized under the laws of the State of Delaware with its principal place of business in New York, New York. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser, or an affiliate thereof, has entered into a license agreement with Precidian Investments LLC, or an affiliate thereof, in order to offer ActiveShares® ETFs.3

Subject to approval by the Trust’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to a Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Distributor, a Delaware limited liability company with its principal place of business in Baltimore, Maryland, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those that are described in one or more patent applications.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Jane Trust, President of the Trust, is authorized to sign and file on behalf of the Trust pursuant to the following resolutions adopted by the Board of Trustees of the Trust on November 4, 2020:

RESOLVED, that the Board of Trustees of the Trust authorizes the preparation and filing with the Securities and Exchange Commission of an application for an order, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and pursuant to Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, that the officers of the Trust are authorized and directed to take such action deemed necessary or appropriate to effectuate the purpose and intent of the foregoing resolution.

Jane Trust is authorized to sign and file this document on behalf of the Initial Adviser pursuant to the general authority vested in her as Chief Executive Officer and President. Richard Genoni, Jr. is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as authorized signatory.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Dated: December 22, 2020

ACTIVESHARES ETF TRUST

By: /s/ Jane Trust
Name: Jane Trust

LEGG MASON PARTNERS FUND ADVISOR, LLC

By: /s/ Jane Trust
Name: Jane Trust

LEGG MASON INVESTOR SERVICES, LLC

By: /s/ Richard Genoni, Jr.
Name: Richard Genoni, Jr.

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated December 22, 2020 for and on behalf of ActiveShares ETF Trust; that she is President of ActiveShares ETF Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Jane Trust
Name: Jane Trust
Date: December 22, 2020

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated December 22, 2020 for and on behalf of Legg Mason Partners Fund Advisor, LLC; that she is Chief Executive Officer and President of Legg Mason Partners Fund Advisor, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Jane Trust
Name: Jane Trust
Date: December 22, 2020

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated December 22 2020 for and on behalf of Legg Mason Investor Services, LLC; that he is authorized to sign and file this document on behalf of Legg Mason Investor Services, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Richard Genoni, Jr.
Name: Richard Genoni, Jr.
Date: December 22, 2020

APPENDIX A

Initial Fund

ClearBridge Focus Value ETF (the “Fund”)

The Fund seeks long-term capital appreciation.